EXHIBIT 99.2

Eldorado Gold Proxy 2021

Letter from the Chair of the Board and President & CEO

Dear Fellow Shareholders,

On behalf of the Board of Directors of Eldorado Gold Corporation, we are pleased to invite you to our 2021 Annual and Special Meeting of Shareholders to be held virtually on June 10, 2021, at 3:00p.m. (Pacific time). For further details on how to attend, please refer to our Management Proxy Circular (the “Circular”).

Enclosed you will find our Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular. The Circular contains important information, including the items of business for consideration at our meeting as well as discussions of our corporate governance practices and approach to executive compensation.

We encourage you to familiarize yourself with this information before you decide how to vote your shares. Please exercise your vote at the meeting or by submitting your proxy or voting instruction form ahead of the proxy cut-off deadline of June 8, 2021, 3:00p.m. (Pacific time).

Improving Our Sustainability Disclosure and Governance

Sustainability is at the core of how we do business. During 2020, we made significant progress to enhance our ESG governance and transparency, including our environmental, social, security, and health and safety performance. Importantly, we advanced the articulation of our new sustainability framework (see page 27 of the Circular for more details) and launched our global Sustainability Integrated Management System (“SIMS”), which outlines a common set of minimum performance standards by which we will operate. This will allow us to harmonize our existing systems by improving efficiencies and consistency across our business. SIMS also incorporates the requirements of leading external frameworks and initiatives, such as Towards Sustainable Mining (“TSM”), the International Cyanide Management Code, the Voluntary Principles on Security and Human Rights, and the Responsible Gold Mining Principles.

We also met the Year 1 reporting obligations for the World Gold Council’s Responsible Gold Mining Principles, publishing our report that included a statement of limited assurance.

We firmly believe that by acting with integrity and effectively managing our ESG risks, we will continue to be a preferred partner for host communities and countries, and have access to capital to enable us to grow our business for the benefit of all our stakeholders.

Strengthening Our Commitment to Diversity and Inclusion

Our Board has taken meaningful steps in recent years to lead by example on diversity and inclusion. In 2019, we set a target of a minimum of 30% female directors on our Board by 2022. We are pleased to report that our Board has surpassed this target and achieved gender parity in 2020, joining only a handful of Canadian public issuers to do so. Early this year, we updated our Board and Senior Management Diversity Policy to reflect additional facets of identity diversity. The policy update includes new aspirational targets beyond gender for other designated groups that include Indigenous people, visible minorities, persons with disabilities and the LGBTQIA2S+ community. We continue to actively develop female talent within Eldorado with the goal of having women hold at least 30% of senior management roles by year end 2023.

More broadly across Eldorado, we introduced our new Valuable Leadership model in 2020 as an extension of our core values, in which inclusive leadership habits show up prominently. Our top global leaders at corporate and site are now on a multi-year learning pathway that’s focused on the neuroscience of inclusion. Regional roadmaps to support inclusive diversity are also in development.

Priority on Safety

The health, safety and security of our people remain core to everything we do. COVID-19 has been one of the most severe tests of our safety commitment and emergency response in recent memory. Early in 2020, we prioritized monitoring and adapting our controls to prevent the spread of the virus and keep our people, their families and local communities safe. These efforts continue at this time.

In addition to our robust COVID response, we also saw significant improvement in our safety record in 2020 with our overall lost-time injury frequency rate decreasing over 40% and total recordable injury frequency rate decreasing over 25%. Efemçukuru, in particular, achieved three years without a lost-time injury. However, further improvement is needed to bring our safety performance in line with our industry-leading peers.

2020 Year in Review

Despite the unprecedented challenges of navigating COVID-19, our teams demonstrated incredible courage in the face of adversity, and delivered on key catalysts to drive value for our stakeholders in 2020.

We delivered on many fronts, including maintaining and achieving our annual guidance. Production totalled almost 529,000 ounces for the year, a 34% increase over 2019, amid an improving cost profile. This was largely driven by a 62% increase in gold production at our cornerstone Kışladağ mine and 27% higher production at Lamaque. Olympias saw a 25% increase in production over 2019, reflecting work completed during the year to increase underground development and backfilling, which resulted in increased tonnes processed. Production at Efemçukuru was down 4% year on year, primarily a result of decreased grade. Exploration success led to a replacement of all the gold reserves mined during the year.

Our cash operating costs averaged $560 per ounce sold, an improvement over $608 per ounce of gold sold in 2019. (1) This was primarily due to increased mining rates at Lamaque, higher production at Olympias and reduced costs at Efemçukuru due to the weakening of the Turkish Lira during the year. Our all-in sustaining costs averaged $921 per ounce of gold sold compared to $1,034 per ounce of gold sold in 2019. (1) This improvement reflected the decrease in average cash operating costs per ounce sold and lower sustaining capital expenditure.

During the year, we completed the purchase of 5% of Hellas Gold shares not already owned by Eldorado for a cash consideration of $7.5 million. Eldorado is now the sole shareholder in Hellas Gold, our Greek subsidiary that operates the Kassandra Mines and includes Olympias, Stratoni and our world-class growth-project Skouries. We also took another step toward streamlining our portfolio, completing a sale of the Vila Nova iron ore mine, a non-core asset, for proceeds of $10 million and a realized gain of $2.5 million. We continue to evaluate strategic alternatives for Tocantinzinho, Certej and Bolcana to maximize value from these assets.

We also continued to strengthen our balance sheet in 2020 through the repayment of $66 million of our senior secured notes, bringing the balance outstanding to $233.9 million. Net debt was 0.04x EBITDA at year end, compared to 1.25x EBITDA at the end of 2019. We ended the year in a solid financial position, with over $500 million in cash and equivalents and approximately $29 million available under the revolving credit facility. In February 2021, we amended our letters of credit, creating an additional $100 million of liquidity. This increased liquidity, improved credit profile and overall financial strength provide us with the flexibility to take advantage of the compelling growth opportunities before us. (1)

At Skouries, we remain committed to unlocking its compelling value. We expect to commence pre-construction activities in the second quarter and complete a bankable feasibility study in the third quarter while concurrently evaluating funding alternatives. An investment decision is expected by year end with construction restarting thereafter.

As we continue to find ever-better ways to operate, we will focus on the implementation of SIMS across our operations and on developing our strategy to reduce energy use and address the impacts of climate change. We look forward to sharing more details on that as the year progresses. We will also continue to work towards full conformance with the Responsible Gold Mining Principles, of which the work we have done thus far will set us up well to achieve. On the safety front, we will be taking a proactive approach to health and safety by increasing preventative inspections and tracking corrective actions taken.

With long-term shareholder value-creation top of mind, we turn our sights to building on our solid foundation and unlocking the compelling value throughout our portfolio while continuing to put safety, sustainability and good governance at the core of our business. We believe that higher gold prices, solid production, resource conversion and expansion possibilities requiring modest capital outlay at our current operations will create stronger equity returns for our shareholders in 2021 and beyond.

Path Forward: 2021 Outlook

We have had a tremendous start to the year and 2021 is shaping up to be pivotal for Eldorado. Several key catalysts have already been delivered in the first quarter. These include the following:

Both of us would also like to take this opportunity to thank George Albino who stepped down from the role as Chair of the Board in January 2021 but who remains an active member of our Board. Equally, we also wish to thank Mike Price who stepped off the Board in September 2020 for his 10 years of service to the Company. Mike served on several committees during his tenure, in particular as Chair of the Sustainability Committee. His counsel will be missed.

•	The signing and ratification by the Greek Parliament of the Amended Investment Agreement that provides a stable commercial path forward for Eldorado in Greece	Your Vote Is Important
•	The acquisition of QMX in Québec that significantly strengthens our presence near the Lamaque mine in the heart of a core Québec mining jurisdiction	Your participation as a shareholder is important to us. Please exercise your right to vote.
•	The announcement of a maiden inferred gold resource at Ormaque totaling 803,000 ounces (2) that demonstrates our continued exploration success and further enhances our profile in the Val-d’Or region	We thank you for your continued support of Eldorado Gold, and hope you will join us at our virtual 2021 Annual and Special Meeting of Shareholders.

We expect this positive momentum to continue as we deliver on our guidance and growth plans.	Sincerely,

Operationally, we are targeting a solid year going forward. We are forecasting annual production of between 430,000 and 460,000 ounces of gold at cash costs of between $590 and $640 per ounce and all-in sustaining costs between $920 and $1,150 per ounce.

“Steven Reid” “George Burns” Steven Reid George Burns
Chair of the Board President and Chief Executive Officer

Our strategy of prudent reinvestment in high-quality opportunities within our portfolio continues to take shape. Chief among these is advancing our Lamaque operations in Québec and restarting construction of the Skouries project in Greece. We expect capital investments to be higher in 2021 as we position our producing assets for future production and growth.

	Notes:
At Kışladağ, we are in year two of a multi-year pre-stripping phase that will position the mine for a sustained period of enhanced free cash flow over an increased mine life. At Lamaque, capital is focused on underground development and completion of the underground decline connecting the Triangle deposit directly to the Sigma Mill. Olympias will similarly benefit from capital investments in 2021 focused on increased underground development and improvements to position the mine for greater productivity and efficiencies.	(1)	For a reconciliation of our non-GAAP measures and our financial condition and liquidity, please refer to our Management’s Discussion and Analysis for the year ending December 31, 2020.
	(2)

Except as otherwise noted, scientific and technical information contained in this letter was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a “qualified person” under National Instrument 43-101. Announced inferred mineral resources at Lamaque totals 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

	(*)	This letter contains forward-looking information. Please refer to the Cautionary Note about Forward-looking Statements in our Management Proxy Circular.

Eldorado Gold Corporation	11th Floor, 550 Burrard Street	Vancouver, BC Canada	V6C 2B5
TSX: ELD NYSE: EGO	t: 604 687 4018 • 1 888 353 8166	f: 604 687 4026	w: eldoradogold.com